Exhibit 99.1

Unilever Trading Statement - Third Quarter 2025

Broad-based growth, on track for full year outlook

(unaudited)	Third Quarter 2025 USG	Third Quarter 2025 Turnover	Third Quarter 2025 vs 2024	Nine Months 2025 USG	Nine Months 2025 Turnover	Nine Months 2025 vs 2024
Unilever	**3.9%**	**€14.7bn**	**(3.5)%**	3.6%	€44.8bn	(3.3)%
Beauty & Wellbeing	**5.1%**	**€3.2bn**	**(3.1)%**	4.2%	€9.7bn	(1.6)%
Personal Care	**4.1%**	**€3.3bn**	**(2.3)%**	4.6%	€9.8bn	(4.8)%
Home Care	**3.1%**	**€2.8bn**	**(5.3)%**	1.9%	€8.7bn	(6.4)%
Foods	**3.4%**	**€3.1bn**	**(2.9)%**	2.6%	€9.7bn	(2.2)%
Ice Cream	**3.7%**	**€2.3bn**	**(4.2)%**	5.1%	€6.9bn	(1.1)%

Third quarter highlights

- **Underlying sales growth 3.9%** (4.0% excluding Ice Cream), volume growth of 1.5% (1.7% excluding Ice Cream)
- **Power Brands underlying sales growth 4.4%**, with volume growth of 1.7% and price of 2.6%
- **Turnover €14.7 billion**, down (3.5)%, including (1.0)% from net disposals and (6.1)% from currency
- **Quarterly dividend up 3% vs Q3 2024**
- **2025 full year outlook reconfirmed**
- **Ice Cream Demerger expected to complete in Q4 2025**

Chief Executive Officer statement

"We continued to outperform in developed markets in the third quarter, led by our strong innovation programme, and, following decisive interventions, stepped up our emerging markets performance with a return to growth in Indonesia and China. Growth was broad based across all Business Groups and driven by our Power Brands.

Our performance excluding Ice Cream showed good sequential improvement, with a step up in volume growth. We expect to complete the Demerger of the Ice Cream business by the end of the year. This will create a simpler Unilever, with a sharper focus and structurally higher margin profile.

We're shaping a brand portfolio that's built for the future - with more Beauty, Wellbeing and Personal Care, prioritising premium segments and digital commerce, and anchoring our growth in the US and India. By putting desire at scale at the core of our strategy, and executing with excellence across every channel, we're setting Unilever up to win."

Fernando Fernandez

Outlook

For full year 2025, our outlook is unchanged, and applies both including and excluding Ice Cream.

We expect underlying sales growth to be within our range of 3% to 5%. Second half growth is expected to be ahead of the first half, despite subdued market conditions. This reflects our continued strength in developed markets and improving performance in emerging markets.

We continue to anticipate an improvement in underlying operating margin for the full year, with second half margins of at least 18.5% (or at least 19.5% excluding Ice Cream), a significant improvement versus the second half of 2024.

Third Quarter Review: Unilever Group

Growth

(unaudited)	Turnover	USG	UVG	UPG	Acquisitions	Disposals	Currency	Turnover change
Third Quarter	**€14.7bn**	**3.9%**	**1.5%**	**2.4%**	**0.5%**	**(1.6)%**	**(6.1)%**	**(3.5)%**
Nine Months	€44.8bn	3.6%	1.5%	2.1%	0.3%	(2.3)%	(4.8)%	(3.3)%

Underlying sales growth in the third quarter was 3.9%, with 1.5% from volume and 2.4% from price. All Business Groups delivered underlying sales growth above 3% and Power Brands, which contributed 78% of turnover, saw underlying sales growth of 4.4%, 1.7% from volume and 2.6% from price.

Underlying sales growth was 4.0% excluding Ice Cream, with 1.7% from volume and 2.2% from price, representing a sequential improvement from 3.1% in the second quarter.

Beauty & Wellbeing accelerated underlying sales growth to 5.1%, with 2.3% from volume and 2.7% from price, led by double-digit growth in: Dove hair, Vaseline, Liquid I.V., Nutrafol, Hourglass, and K18. In Personal Care underlying sales grew 4.1%, with 1.0% from volume and 3.1% from price, as Dove’s premium innovations in both deodorants and skin cleansing continued to perform well. Home Care delivered underlying sales growth of 3.1%, with 2.5% from volume and 0.6% from price, supported by double-digit growth from Cif and Domestos. In Foods, underlying sales growth of 3.4%, with 1.3% from volume and 2.1% from price, was led by strong momentum in Hellmann’s. Ice Cream delivered 3.7% underlying sales growth. This was led by price as the business lapped a mid-single digit volume comparator. Developed markets (44% of group turnover) underlying sales growth was 3.7%, with 2.7% from volume and 1.0% from price. This was led by a strong performance in North America, with volume-led underlying sales growth of 5.5% driven by Personal Care and Beauty & Wellbeing. In Europe, underlying sales growth was 1.1% against a strong comparator in the prior year. Emerging markets (56% of group turnover) underlying sales growth stepped up sequentially to 4.1%, 0.6% from volume and 3.5% from price. In India underlying sales growth was 2%, reflecting a transitory negative impact on sales growth from Goods and Services Tax reforms. The reforms are anticipated to support long-term demand improvement across key categories, with trading conditions expected to normalise from November. China delivered low-single digit underlying sales growth. We are seeing early success from our more focused and tailored go-to- market approach and the premiumisation of our portfolio. Indonesia returned to growth, driven by our extensive reset of the business and against a softer comparator, with underlying sales growth of 12.7%. Latin America declined (2.5)%, against a backdrop of challenging economic conditions, and we expect to see improvement during 2026. Turnover was €14.7 billion, down (3.5)% versus the prior year, including (6.1)% from currency and (1.0)% from disposals net of acquisitions. Ice Cream Demerger The Demerger of Unilever’s Ice Cream business will make Unilever a simpler, more focused company and create a world-leading Ice Cream business, The Magnum Ice Cream Company (TMICC). As previously announced, there has been a revision to the timetable for the Demerger as a result of the ongoing US federal government shutdown. All preparatory work remains on track and progressing well and we remain committed to and confident of implementing the Demerger in 2025. We will provide further updates on the revised timetable as soon as practicable. Qualifying Shareholders that are on the Unilever register of members as at the Demerger Record Time will receive one TMICC Share for every five Unilever Shares that they hold. Likewise, qualifying ADS Holders will receive one TMICC Share for every five Unilever ADSs that they hold. Upon Demerger Unilever will retain a stake of c.19.9% in TMICC, for a period of up to five years. Over time, the retained stake will be sold down in an orderly and considered manner to pay separation costs and maintain capital flexibility through a reduction in net debt. The retained stake demonstrates our support and belief in TMICC. We expect the Ice Cream Business Group to be reported on by Unilever as a discontinued operation from the fourth quarter. Unilever share capital consolidation Unilever expects to consolidate its share capital following completion of the Demerger, as approved by shareholders on 21 October. This share consolidation, which will reduce the total number of shares in issue, is designed to maintain comparability between Unilever's share price, earnings per share and dividends per share before and after the Demerger. The consolidation is expected to become effective the day after the commencement of dealings in TMICC shares. Productivity programme Our productivity programme, launched in 2024 to simplify the business and further evolve our category-focused business model, remains ahead of plan in its delivery of €800 million of savings. We continue to expect around €650 million of savings by the end of 2025. The remaining €150 million of savings is to be delivered in 2026. For full year 2025, we now anticipate lower restructuring costs of around 1.2% of turnover. Capital allocation We continue to undertake targeted acquisitions to enhance focus and growth opportunities in selected areas. In September, we completed the previously announced acquisition of personal care brand Dr. Squatch as well as the sale of The Vegetarian Butcher.

The quarterly interim dividend for the third quarter is €0.4528, in line with Q2 2025 and up 3.0% versus Q3 2024. It is anticipated that Unilever will pay its quarterly dividend for Q4 2025 in full despite the expected completion of the Ice Cream Demerger in the fourth quarter.

Conference Call

Following the release of this trading statement on 23 October 2025 at 7:00 AM (UK time), there will be a live webcast at 8:00 AM available on the website www.unilever.com/investor-relations/results-and-presentations/latest-results.

A replay of the webcast and the slides of the presentation will be made available after the live meeting.

Upcoming Events

Date	Events
12 February 2026	Q4 and FY 2025 results

Third Quarter Review: Business Groups

	Third Quarter 2025				Nine Months 2025			
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
Unilever	**€14.7bn**	**3.9%**	**1.5%**	**2.4%**	€44.8bn	3.6%	1.5%	2.1%
Beauty & Wellbeing	**€3.2bn**	**5.1%**	**2.3%**	**2.7%**	€9.7bn	4.2%	1.9%	2.2%
Personal Care	**€3.3bn**	**4.1%**	**1.0%**	**3.1%**	€9.8bn	4.6%	1.3%	3.3%
Home Care	**€2.8bn**	**3.1%**	**2.5%**	**0.6%**	€8.7bn	1.9%	1.6%	0.3%
Foods	**€3.1bn**	**3.4%**	**1.3%**	**2.1%**	€9.7bn	2.6%	0.6%	2.0%
Ice Cream	**€2.3bn**	**3.7%**	**–%**	**3.7%**	€6.9bn	5.1%	2.5%	2.6%

Beauty & Wellbeing (22% of Q3 turnover)
In Beauty & Wellbeing, we focus on three key priorities: premiumising our core Hair and Skin Care portfolios by emphasising brand superiority; fuelling the growth of our Prestige Beauty and Wellbeing portfolios with selective international expansion; and, continuing to strengthen our competitiveness through innovation and a social-first approach to consumer engagement.

(unaudited)	Turnover	USG	UVG	UPG	Acquisitions	Disposals	Currency	Turnover change
Third Quarter	**€3.2bn**	**5.1%**	**2.3%**	**2.7%**	**0.5%**	**(1.4)%**	**(6.9)%**	**(3.1)%**
Nine Months	€9.7bn	4.2%	1.9%	2.2%	0.4%	(1.4)%	(4.7)%	(1.6)%

Beauty & Wellbeing underlying sales grew 5.1% with 2.3% from volume and 2.7% from price. Growth accelerated versus the first half, led by double-digit growth in: **Dove** hair, **Vaseline**, **Liquid I.V.**, **Nutrafol**, **Hourglass**, and **K18**.

Hair Care was flat, with performance varying across brands. **Dove** grew double-digit with balanced volume and price supported by the successful rollout of its new fibre repair technology range. **Tresemme** grew low-single digit as strong momentum in styling and treatments was partially offset by a volume decline in the US as we took corrective pricing actions. Market softness in Brazil and China continued to impact **Sunsilk** and **Clear**, resulting in declines for both brands.

Core Skin Care grew mid-single digit with balanced volume and price. **Vaseline** grew double-digit, driven by volume. This growth was supported by premium innovations, including its new Cloud Soft Light Moisturiser in India.

Prestige Beauty grew mid-single digit led by volume as the prestige beauty market showed gradual improvement. Growth is varied with brands including **Hourglass** and **K18** continuing to deliver double-digit growth, while **Paula's Choice** and **Dermalogica** returned to low-single digit growth after declining in the first half.

Wellbeing delivered strong double-digit growth led by **Liquid I.V.** and **Nutrafol**, with significant household penetration gains in both brands. **Liquid I.V.**'s sugar-free range, which launched in mid-2023, continues to perform very well and now accounts for nearly 30% of total brand sales.

Personal Care (22% of Q3 turnover)
In Personal Care, we focus on winning with science-led brands that deliver unmissable superiority to our consumers across Deodorants, Skin Cleansing, and Oral Care. Our priorities include developing superior technology and multiyear innovation platforms, leveraging partnerships with our customers, and expanding into premium areas and digital channels.

(unaudited)	Turnover	USG	UVG	UPG	Acquisitions	Disposals	Currency	Turnover change
Third Quarter	**€3.3bn**	**4.1%**	**1.0%**	**3.1%**	**2.0%**	**(1.9)%**	**(6.1)%**	**(2.3)%**
Nine Months	€9.8bn	4.6%	1.3%	3.3%	0.9%	(4.8)%	(5.3)%	(4.8)%

Personal Care underlying sales grew 4.1%, with 1.0% from volume and 3.1% from price. Strong performance in North America and Asia Pacific Africa was partially offset by a decline in Latin America. **Dove** grew mid-single digit driven by the continued success of its premium innovations.

Deodorants grew low-single digit with positive price and flat volume. North America remained strong led by **Dove**, which was supported by the ongoing development of its whole-body range. This growth was partially offset by a decline in Latin America, where we continue to gain share despite a decline in category volume.

Skin Cleansing grew low-single digit driven by price. **Dove** grew mid-single digit led by continued success from its premium innovations and the launch of unique, limited-edition seasonal body wash ranges. **Lifebuoy** grew low-single digit as volumes remained subdued following commodity-driven price increases.

Oral Care grew high-single digit, led by **Pepsodent** and **CloseUp**. Growth was supported by continued success in premium innovation including whitening and naturals ranges.

Home Care (19% of Q3 turnover)

In Home Care, we focus on delivering for consumers who want superior products that are sustainable and great value. We drive growth through unmissable superiority in our biggest brands, in our key markets and across channels. We have a resilient business that spans price points and grows the market by premiumising and trading consumers up to additional benefits.

(unaudited)	Turnover	USG	UVG	UPG	Acquisitions	Disposals	Currency	Turnover change
Third Quarter	**€2.8bn**	**3.1%**	**2.5%**	**0.6%**	**–%**	**(1.3)%**	**(7.0)%**	**(5.3)%**
Nine Months	€8.7bn	1.9%	1.6%	0.3%	–%	(2.2)%	(6.0)%	(6.4)%

Home Care underlying sales grew 3.1%, with 2.5% from volume and 0.6% from price. Growth was led by sequential improvement in several key markets in Asia Pacific Africa, while a subdued market and pricing actions taken to restore competitiveness continued to impact performance in Brazil.

Fabric Cleaning was flat. Europe grew mid-single digit as the rollout of Wonder Wash continues to drive volume and competitive momentum. Wonder Wash is expected to reach 30 markets by the end of the year. This growth was partially offset by Brazil which remained a drag due to slow market conditions and pricing actions taken to restore competitiveness.

Home & Hygiene grew mid-single digit with balanced volume and price. Growth was led by **Cif** and **Domestos**, both delivering double-digit growth. **Cif** Infinite Clean, a multi-purpose cleaner powered by probiotics, has now rolled out across major European markets and is showing strong early results.

Fabric Enhancers grew high-single digit with continued volume led growth from **Comfort**.

Foods (21% of Q3 turnover)

In Foods, our strategy is to deliver consistent, competitive growth by offering unmissably superior products through our biggest brands. We do this by reaching more consumers and focusing on top dishes and high consumption seasons to satisfy consumers' preferences on taste, health and sustainability; while delivering productivity and resilience in our supply chain.

(unaudited)	Turnover	USG	UVG	UPG	Acquisitions	Disposals	Currency	Turnover change
Third Quarter	**€3.1bn**	**3.4%**	**1.3%**	**2.1%**	**–%**	**(0.9)%**	**(5.3)%**	**(2.9)%**
Nine Months	€9.7bn	2.6%	0.6%	2.0%	–%	(0.7)%	(4.0)%	(2.2)%

Foods underlying sales grew 3.4%, with 1.3% from volume and 2.1% from price. Growth was led by strong momentum in **Hellmann's** and a gradual recovery in key markets in Asia Pacific Africa.

Condiments delivered mid-single digit growth, driven by positive volume and price. Hellmann's continued to perform well with mid-single digit growth led by volume. This was supported by competitive growth in developed markets and the ongoing success of the flavoured mayonnaise range, which grew strong double-digit, with particularly strong growth in Brazil.

Cooking Aids grew low-single digit, with positive volume and price. **Knorr** grew low-single digit supported by continued momentum in the US and the brand's Unlimited Time Menu campaign, as well as recovery in Indonesia.

Unilever Food Solutions delivered low-single digit growth with positive volume and price. This was supported by growth in North America and China, which delivered low-single digit growth in the context of subdued markets.

Ice Cream (16% of Q3 turnover)

In Ice Cream, we are focused on continuing to strengthen the business in preparation for Ice Cream's demerger in 2025. We are doing this by developing an exciting product pipeline, designing more efficient go-to-market strategies, optimising our supply chain, and building a dedicated sales team globally. The separation will create a world-leading business, operating in a highly attractive category with five of the top 10 selling global ice cream brands.

(unaudited)	Turnover	USG	UVG	UPG	Acquisitions	Disposals	Currency	Turnover change
Third Quarter	**€2.3bn**	**3.7%**	**–%**	**3.7%**	**–%**	**(2.8)%**	**(5.0)%**	**(4.2)%**
Nine Months	€6.9bn	5.1%	2.5%	2.6%	–%	(2.5)%	(3.6)%	(1.1)%

Ice Cream underlying sales grew 3.7%, with 3.7% from price and flat volume as the business lapped a mid-single digit volume comparator. This competitive growth was driven by the continued success of its innovations and ongoing operational improvements.

In-home Ice Cream delivered low-single digit growth while Out-of-home Ice Cream grew mid-single digit. **Cornetto** led performance with high-single-digit growth, supported by the ongoing success of new flavours and formats across Europe and Asia. **Ben & Jerry's** grew mid-single digit supported by the ongoing success of innovations launched in the first half, including new dairy and non-dairy flavours and Scoopapalooza, a mega pint format driving sharing occasions in the US. **Magnum** and **Wall's** grew low single-digit against a strong prior year comparator.

As of 1 July, the Ice Cream Business Group transitioned into a standalone operating company within Unilever: **The Magnum Ice Cream Company**. The Demerger of TMICC is expected to complete in 2025.

We expect the Ice Cream Business Group will be reported on by Unilever as a discontinued operation from the fourth quarter.

Third Quarter Review: Geographical Areas

	Third Quarter 2025				Nine Months 2025			
(unaudited)	**Turnover**	**USG**	**UVG**	**UPG**	Turnover	USG	UVG	UPG
Unilever	**€14.7bn**	**3.9%**	**1.5%**	**2.4%**	€44.8bn	3.6%	1.5%	2.1%
Asia Pacific Africa	**€6.2bn**	**6.8%**	**3.5%**	**3.1%**	€19.0bn	4.6%	2.4%	2.1%
The Americas	**€5.2bn**	**2.3%**	**0.4%**	**1.9%**	€16.1bn	3.0%	0.4%	2.7%
Europe	**€3.3bn**	**1.1%**	**(0.6)%**	**1.7%**	€9.7bn	2.6%	1.6%	0.9%

	Third Quarter 2025				Nine Months 2025			
(unaudited)	**Turnover**	**USG**	**UVG**	**UPG**	Turnover	USG	UVG	UPG
Emerging markets	**€8.2bn**	**4.1%**	**0.6%**	**3.5%**	€25.2bn	3.2%	0.3%	2.9%
Developed markets	**€6.5bn**	**3.7%**	**2.7%**	**1.0%**	€19.6bn	4.1%	3.1%	0.9%
North America	**€3.3bn**	**5.5%**	**5.4%**	**0.1%**	€10.1bn	5.4%	4.3%	1.1%
Latin America	**€1.9bn**	**(2.5)%**	**(7.3)%**	**5.2%**	€6.0bn	(0.5)%	(5.5)%	5.3%

Asia Pacific Africa (42% of Q3 turnover)

Underlying sales growth was 6.8%, with 3.5% from volume and 3.1% from price.

India underlying sales growth was 2%, with volumes of 0% and price of 2%. Goods and Services Tax reforms on c. 40% of our business resulted in a transitory negative impact on sales growth. The reforms are expected to support long-term demand improvement across key categories, with trading conditions expected to normalise from November. Business fundamentals remained strong with share gains amidst stable demand trends.

China grew low-single digit underlying sales growth. We are seeing improvements from our more focused and tailored go-to-market approach and the premiumisation of our portfolio.

Indonesia returned to growth, driven by our extensive reset of the business and against a softer comparator. Underlying sales growth was 12.7% and all Business Groups grew.

Africa saw mid-single digit growth, benefitting from a more focused approach and streamlined operating model.

The Americas (35% of Q3 turnover)

Underlying sales growth was 2.3%, with 0.4% from volume and 1.9% from price.

North America's strong momentum continued, with underlying sales growth of 5.5%, and volume growth of 5.4%. Personal Care and Beauty & Wellbeing continued to lead growth with continued strong volume in deodorants and Wellbeing. Foods grew low-single digit.

Latin America declined (2.5)%, with negative volumes of (7.3)% in volatile market conditions. Brazil declined mid-single digit and Mexico declined high-single digit, both with negative volumes. While markets remain challenging, we have taken pricing actions to restore competitiveness in Brazil laundry and have re-focused investments behind our strongest growth opportunities across the geography. Mexico declined in challenging markets and Argentina saw price-driven growth against an unstable macroeconomic backdrop.

Europe (23% of Q3 turnover)

Underlying sales growth was 1.1%, with (0.6)% from volume and 1.7% from price.

Europe saw growth across Business Groups, despite a strong prior year comparator. Home Care continued to lead the growth, supported by the further roll out of Wonder Wash across the region. Foods was flat as consumer demand continued to be subdued. By market, the UK and France grew well, while Germany declined following double-digit growth in the prior year.

Dividends

The Board has declared a quarterly interim dividend for Q3 2025 of €0.4528 per Unilever PLC ordinary share or £0.3928 per Unilever PLC ordinary share at the applicable exchange rate issued by WM/Reuters on 21 October 2025.

The following amounts will be paid in respect of this quarterly interim dividend on the relevant payment date:

Per Unilever PLC ordinary share (traded on the London Stock Exchange):	£0.3928
Per Unilever PLC ordinary share (traded on Euronext in Amsterdam):	€0.4528
Per Unilever PLC American Depositary Receipt:	US$0.5258

The pound sterling and US dollar amounts above have been determined using the applicable exchange rates issued by WM/Reuters on 21 October 2025. The amounts shown above per Unilever PLC ordinary share or American Depositary Receipt are based on the current Unilever shares with a nominal value of 3 1/9 pence and before the impact of the share consolidation as the ratio for the consolidation cannot be fixed at the time of this announcement.

US dollar cheques for the quarterly interim dividend will be mailed on 05 December 2025 to holders of record at the close of business on 07 November 2025.

The quarterly dividend calendar for the remainder of 2025 will be as follows:

	Announcement Date	Ex-dividend Date for Ordinary Shares	Ex-dividend Date for ADRs	Record Date	Last Date for DRIP Election	Payment Date
Q3 2025 Dividend	23 October 2025	06 November 2025	07 November 2025	07 November 2025	14 November 2025	05 December 2025

Segment Information - Business Groups

(unaudited)

Third Quarter	**Beauty & Wellbeing**	**Personal Care**	**Home Care**	**Foods**	**Ice Cream**	**Total**
Turnover (€ million)						
2024	**3,276**	**3,393**	**2,993**	**3,201**	**2,383**	**15,246**
2025	**3,175**	**3,316**	**2,835**	**3,109**	**2,283**	**14,718**
Change (%)	**(3.1)**	**(2.3)**	**(5.3)**	**(2.9)**	**(4.2)**	**(3.5)**
Impact of:						
Acquisitions (%)	0.5	2.0	–	–	–	0.5
Disposals (%)	(1.4)	(1.9)	(1.3)	(0.9)	(2.8)	(1.6)
Currency-related items (%), of which:	(6.9)	(6.1)	(7.0)	(5.3)	(5.0)	(6.1)
Exchange rates changes (%)	(7.2)	(6.5)	(7.6)	(5.7)	(6.3)	(6.7)
*Extreme price growth in hyperinflationary markets**	0.2	0.4	0.7	0.4	1.4	0.6
Underlying sales growth (%)	**5.1**	**4.1**	**3.1**	**3.4**	**3.7**	**3.9**
Price* (%)	2.7	3.1	0.6	2.1	3.7	2.4
Volume (%)	2.3	1.0	2.5	1.3	–	1.5

Nine Months	Beauty & Wellbeing	Personal Care	Home Care	Foods	Ice Cream	Total
Turnover (€ million)						
2024	**9,817**	**10,349**	**9,326**	**9,890**	**6,996**	**46,378**
2025	**9,659**	**9,853**	**8,732**	**9,669**	**6,916**	**44,829**
Change (%)	**(1.6)**	**(4.8)**	**(6.4)**	**(2.2)**	**(1.1)**	**(3.3)**
Impact of:						
Acquisitions (%)	0.4	0.9	–	–	–	0.3
Disposals (%)	(1.4)	(4.8)	(2.2)	(0.7)	(2.5)	(2.3)
Currency-related items (%), of which:	(4.7)	(5.3)	(6.0)	(4.0)	(3.6)	(4.8)
Exchange rates changes (%)	(5.0)	(5.8)	(6.6)	(4.5)	(4.7)	(5.3)
*Extreme price growth in hyperinflationary markets**	0.4	0.5	0.6	0.5	1.2	0.6
Underlying sales growth (%)	**4.2**	**4.6**	**1.9**	**2.6**	**5.1**	**3.6**
Price* (%)	2.2	3.3	0.3	2.0	2.6	2.1
Volume (%)	1.9	1.3	1.6	0.6	2.5	1.5

* Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the price growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.

Segment Information - Geographical Areas

(unaudited)

Third Quarter	Asia Pacific Africa	The Americas	Europe	Total
Turnover (€ million)				
2024	**6,493**	**5,478**	**3,275**	**15,246**
2025	**6,181**	**5,230**	**3,307**	**14,718**
Change (%)	**(4.8)**	**(4.5)**	**1.0**	**(3.5)**
Impact of:				
Acquisitions (%)	0.2	0.7	0.9	0.5
Disposals (%)	(3.3)	(0.1)	(0.7)	(1.6)
Currency-related items (%), of which:	(8.1)	(7.2)	(0.4)	(6.1)
Exchange rates changes (%)	(9.0)	(7.5)	(0.4)	(6.7)
*Extreme price growth in hyperinflationary markets**	1.0	0.3	–	0.6
Underlying sales growth (%)	**6.8**	**2.3**	**1.1**	**3.9**
Price* (%)	3.1	1.9	1.7	2.4
Volume (%)	3.5	0.4	(0.6)	1.5

Nine Months	Asia Pacific Africa	The Americas	Europe	Total
Turnover (€ million)				
2024	**19,869**	**16,950**	**9,559**	**46,378**
2025	**19,001**	**16,091**	**9,737**	**44,829**
Change (%)	**(4.4)**	**(5.1)**	**1.9**	**(3.3)**
Impact of:				
Acquisitions (%)	0.1	0.3	0.6	0.3
Disposals (%)	(3.7)	(1.2)	(1.4)	(2.3)
Currency-related items (%), of which:	(5.2)	(7.0)	0.2	(4.8)
Exchange rates changes (%)	(6.0)	(7.6)	0.2	(5.3)
*Extreme price growth in hyperinflationary markets**	0.8	0.7	–	0.6
Underlying sales growth (%)	**4.6**	**3.0**	**2.6**	**3.6**
Price* (%)	2.1	2.7	0.9	2.1
Volume (%)	2.4	0.4	1.6	1.5

* Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the price growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

Non - GAAP measures

In our financial reporting we use certain measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, and our ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures. The non-GAAP measures used in this announcement are underlying sales growth, underlying volume growth and underlying price growth (see below).

Underlying sales growth (USG)

Underlying sales growth (USG) refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals, changes in currency and price growth in excess of 26% in hyperinflationary economies. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself. The reconciliation of changes in the GAAP measure turnover to USG is provided on page 6 and 7.

Underlying price growth (UPG)

Underlying price growth (UPG) is part of USG and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained in USG above. The measures and the related turnover GAAP measure are set out on page 6 and 7.

Underlying volume growth (UVG)

Underlying volume growth (UVG) is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (i) the increase in turnover attributable to the volume of products sold; and (ii) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact on USG due to changes in prices. The measures and the related turnover GAAP measure are set out on page 6 and 7.

Cautionary Statement

This announcement may contain forward-looking statements within the meaning of the securities laws of certain jurisdictions, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words and terminology such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks',

‘believes’, ‘vision’, ‘ambition’, ‘target’, ‘goal’, ‘plan’, ‘potential’, ‘work towards’, ‘may’, ‘milestone’, ‘objectives’, ‘outlook’, ‘probably’, ‘project’, ‘risk’, ‘continue’, ‘should’, ‘would be’, ‘seeks’, or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding Unilever’s emissions reduction and other sustainability-related targets and other climate and sustainability matters (including actions, potential impacts and risks and opportunities associated therewith). Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Unilever Group (the “Group”) (including during management presentations) in connection with this announcement. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained in this section. Readers should not place undue reliance on forward-looking statements. Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Group’s control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from the forward-looking statements expressed in this announcement are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; the effect of climate change on Unilever’s business; Unilever’s ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in Unilever’s supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high-quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects, including the proposed separation of our Ice Cream business; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters and practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards including differences in implementation of climate and sustainability policies in the regions where the Group operates. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. The forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any intention, obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual events, to differ materially from those contained in any forward-looking statements. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2024 and the Unilever Annual Report and Accounts 2024. Enquiries Media: Media Relations Team Investors: Investor Relations Team UK +44 77 4249 0136 press-office.london@unilever.com investor.relations@unilever.com or +44 77 7999 9683 jonathan.sibun@teneo.com NL +31 61 500 8293 fleur-van.bruggen@unilever.com After the conference call on 23 October 2025 at 8:00 AM (UK time), the webcast of the presentation will be available at: www.unilever.com/investor-relations/results-and-presentations/latest-results. This Results Presentation has been submitted to the FCA National Storage Mechanism and is available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.